FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	Washington, D.C. 20549 STATEMENT OF CHANGES IN	OMB Number 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response 0.5
(Print or Type Responses)	BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Crawford, William P . (Last) (First) (Middle)	4. Statement for Month/Year March 2000
P.O. Box 1967, CH 4E (Street)	5. If Amendment, Date of Original (Month/Year)
Grand Rapids, Michigan 49501-1967 (City) (State) (Zip)
2. Issuer Name and Ticker or Trading Symbol Old Kent Financial Corporation ("OK")	6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title Other (specify below) below)
3. I.R.S. or Social Security Number of Reporting Person (Voluntary)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Di- rect (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	3/1/2000	P		6,700	A	$26.4375	see below	D
Common Stock	3/1/2000	P		1,600	A	$26.375	see below	D
Common Stock	3/1/2000	P		600	A	$26.3125	8,900(1)	D
Common Stock							18,706(1)	I	Family Trust

(1) Adjusted to reflect a 2-for-1 stock split paid in December 1997 and 5% stock dividends.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Form 4 (continued)	Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Deriva- tive Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date

7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deriv- ative Securities Beneficially owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Sec- urity: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Bene- ficial Ownership (Instr. 4)
Title	Amount or Number of Shares

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute	/s/ William P. Crawford	March 6, 2000
Federal Criminal Violations.	**Signature of Reporting Person	Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	William P. Crawford By Mary E. Tuuk Attorney-in-Fact

Note: File three copies of this Form, one of which must be manually signed.
          If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

POWER OF ATTORNEY

The undersigned, in his or her capacity as a director or officer, or both, as the case may be, of OLD KENT FINANCIAL CORPORATION, does hereby appoint MARY E. TUUK; DAVID J. WAGNER; B.P. SHERWOOD, III; ROBERT L. SADLER; GORDON R. LEWIS and JEFFREY A. OTT, and each of them severally, with full power of substitution, his or her attorneys or attorney to execute in his or her name any form or report required to be filed with the Securities and Exchange Commission regarding his or her beneficial ownership of any security related to Old Kent Financial Corporation pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, and any amendments to such forms or reports, and to file such forms and reports with the Securities and Exchange Commission and any applicable stock exchange.

Dated: April 10, 1997	/s/ William P. Crawford
William P. Crawford